Exhibit 99.3

Essex Property Trust, Inc.
Second Quarter 2014 Financial Results Conference Call
August 7, 2014

Operator:                                                                     Greetings and welcome to the Essex Property Trust, Incorporated Second Quarter 2014 Financial Results.  At this time, all participants are in a listen-only mode.  A question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

Statements made on this conference call regarding expected operating results and other future events are forward-looking statements that involve risks and uncertainties.  Forward-looking statements are made based on current expectations, assumptions, and beliefs, as well as information available to the Company at this time.  A number of factors could cause actual results to differ materially from those anticipated.  Further information about these risks can be found in the Company’s filings with the SEC.

It is now my pleasure to introduce your host, Mr. Michael Schall, President and Chief Executive Officer for Essex Property Trust.  Thank you, Mr. Schall.  You may begin.

Michael J. Schall:                                            Thank you.  I’d like to start by welcoming you to our second quarter earnings call.  Mike Dance and Erik Alexander will follow me with comments.  John Eudy and John Burkart are also in attendance for Q&A.  I’ll cover the following topics on the call:  First, second quarter results; second, an update on the merger with BRE; and third, the status of key priorities.

So, on to the first topic.  Yesterday, we were pleased to report an exceptional quarter, driven by an undersupplied housing environment emanating from the robust economies on the West Coast.  Our reported 7.2% same property revenue growth matched Q3 2012 and Q1 2014 for the highest revenue growth rate achieved since the Great Recession.  Southern California continued the expected steady, but slow, improvement in its revenue growth rate, which exceeded 5% quarter-over-quarter for the first time since the Great Recession.  Northern California and Seattle continued to perform at the expected high level.

Our market update on page S15 of the supplement reflects a nominal increase in total housing supply from last quarter, still representing about 0.7% of the total stock of rental and for-sale housing in our target markets.  It is notable that the for-sale housing construction remains at very muted levels, while apartment supplies continue to gradually increase.

Our 2014 job forecast improved from last quarter, with an increase of 35,100 jobs in 2014, moving our job growth forecast to 2.6%.  While all areas continue to perform well, Microsoft’s recently announced layoffs and growing apartment supply in Seattle will cause us to be more cautious in the Puget Sound region.  Overall, the forecasted 2.6% job growth, with total 2014 housing supply increasing by 0.7%, indicates a shortage of housing that is apparent in our results.

Now, on to the second topic, the merger update.  It has now been four months since the closing of the BRE merger and I can report that much has been accomplished and that we still have plenty of heavy lifting ahead of us.  To the E-team members listening today, please accept my sincere thanks and appreciation for your incredible effort, dedication, and skill, as we become a stronger and more capable organization.  I am pleased to report that the Management transition at the properties has proceeded well and included a recent realignment of portfolio assignments based on geography rather than premerger ownership.  Major systems integration to one platform is underway, beginning with HRIS and other systems.

The conversion of the property operations and accounting platforms is the most important part of the systems integration and it has been the subject of extensive planning and coordination.  While both BRE and Essex use Yardi for property management and accounting, a host of specialized subsystems support the Yardi platform.  At this point, we expect Yardi and related subsystems to be merged on a phased basis beginning in Q4.

Considerable effort has been invested in our long-term strategic vision.  We are truly a unique company with clusters of property located in or near the best apartment markets on the West Coast.  In downtown LA and north San Jose, for example, we own more than 14 properties within five miles of each other, requiring new approaches to service delivery, while providing opportunities for improvements in leasing, pricing, staff effectiveness, customer relations, and marketing.  This part of the integration planning will be a multiyear phased effort that we’re excited to pursue.

Finally, third topic, update on near-term priorities.  Last quarter, I commented on the need to remain focused on our most important priorities.  Following is a brief update on the short to mid-term priorities outlined last quarter.

The first priority was to reduce the growth differential between the BRE and Essex portfolios, while taking advantage of the strength of the 2014 peak leasing season.  In Q1 2014, Essex generated quarter-over-quarter revenue growth of 7.2% versus 5.6% for BRE, for a 1.6% differential.  In the second quarter, that differential was reduced to about half of 1%, comprised mostly of 1.2% higher scheduled rent for Essex compared to BRE, offset by BRE’s approximately 0.7% improvement in occupancy relative to Essex.  BRE’s higher turnover, shorter lease durations, and lower financial occupancy make us believe that further improvements will be achieved in the coming quarters.

The second priority was to vigorously pursue integration of systems and processes, which remains a key Management focus.  My previous comments have already addressed this topic.

Finally, the third priority was to ramp up investment activity, given relatively stable apartment cap rates at a time of declining capital costs, with debt rates declining and Essex stock hitting all-time highs.  To avoid resource problems, our senior executive team meets every Monday morning, discussing issues and opportunities, including how investment activity might impact other priorities, especially merger integration.  We came to the conclusion that we have capacity for a few larger acquisitions, mostly focused on Northern California.  So far this year, we have acquired $217 million in apartments, we currently have 385 million in non-contingent acquisitions in process which we expect to close in the third quarter.  Therefore, we expect to exceed our acquisition guidance of 3 to 400 million in 2014.

That concludes my comments.  Thank you for joining the call.  I’ll now turn the call over to Erik.

Erik J. Alexander:                                            Thank you, Mike.  We’re very pleased with our results this quarter, especially when coupled with the progress Essex has made in integration items.  The focus on property fundamentals by operations and the corporate teams has been superb and we applaud those efforts.

The changes in Management that Mike was talking about provided us with some important insights on integration items.  Our regional leadership team has been able to share a fresh perspective on existing systems and processes from both companies.  This has led to valuable recommendations on system strengths and challenges and, as a result, we have been able to accelerate some of those decisions.

We’ve not changed our overall timeline for integration, but we have been able to better organize some of the components because of feedback provided by our internal customers.  Most notably, we will be migrating to a single revenue management system ahead of schedule, which will allow us to better attack opportunities to lower turnover, increase occupancy, and improve our daily pricing review.  These changes will also allow us to enhance our customer experience and improve satisfaction and retention.

So, as expected, leasing activity continued to accelerate throughout the second quarter for the entire portfolio.  With respect to performance of the Essex portfolio, strong occupancy positions reported in May allowed for solid scheduled rent growth beyond our initial expectations for the second quarter.  In fact, the sequential growth in scheduled rent for the second quarter was 2.1%, which is the largest second quarter gain since before the Great Recession.  July scheduled rent gains were also impressive and should set us up for a solid third quarter.

Strong markets certainly fueled our revenue growth, as economic rent levels in the Essex portfolio were up 8.3% year-over-year.  Higher market rents helped push our renewal pricing, which contributed to our stronger than expected revenue growth, as residents renewed their leases at a rate 6.3% higher than their old rate.  Looking forward, we expect renewal activity to continue to support strong revenue results, as offered rates for August and September are in the mid-6% range.  As of yesterday, physical occupancy in the Essex same store portfolio was 96%, with a net to lease of 6.3%.  We expect to lower our net availability to 6% by the end of the third quarter and sustain occupancy above 96%.

Turning now to the BRE portfolio, the real story has been the rapid gain that we made in occupancy during the quarter, having increased physical occupancy by nearly 100 basis points by the end of May, and holding that level through June.  This translates to a 76 basis point gain in financial occupancy, compared to the first quarter of this year, and a 92% improvement—92% basis point gain over the second quarter of last year.  I am confident that we are on the right path, as the BRE portfolio was occupied at 96.1%, with a net availability of just 5.5% earlier this week.  However, given BRE’s higher turnover during the second and third quarter, we expect it will take a couple more quarters to truly close the gap in financial occupancy with the Essex portfolio and a full year to bring turnover rates more in line with our expectations.  We also have evidence that we are making meaningful strides in this area, as the annualized turnover for the second quarter was slightly lower than the turnover ratio recorded last year, this despite facing 7% more expirations.  Furthermore, through a modified renewal strategy, we have been able to extend the lease terms residents are willing to accept to 11.5 months in June and July.  This is about five weeks longer than historical average over the past 18 months and should represent a structural change in the expiration profile of turnover results next year.  Reducing turnover is an important part of our goal for achieving parity in occupancy with the Essex portfolio and gaining pricing power to drive better revenue results.

So now a quick rundown of the new development lease-up activity, which continues to demonstrate strength of demand in both Northern and Southern California.

Essex continued to lease apartments at a rapid pace during the second quarter and stabilized in June, nearly two months ahead of plan.  We accelerated leasing activity at Solstice, occupied an average of 38 apartments per month during the period, and stabilized the property.  Radius opened at the beginning of June with very limited preleasing activity and has already achieved an absorption rate greater than 40 leases per month.  Mosso, which many of you have seen, is leasing very well despite its under-construction condition and has inked 111 (ph) leases to-date.  This result is a testament to the strength of the San Francisco market and things should only improve for us as we begin to deliver a very nice complement of amenities.

In Southern California, Avery stabilized according to plan and is nearly 100% leased, while Wilshire La Brea continues to lease at a rate of 35 to 40 apartments per month, and the collaboration with a half-a-dozen of our nearby communities, including Huxley and Dylan, has proven to be beneficial.  Huxley is now stabilized and Dylan will officially open next week and we expect this property to lease as well if not better than Huxley, given its preferred location.

I’ll provide leasing results next quarter, along with comments about Park 20 and Emme.

Now for some highlights of each region, starting with Seattle.  June unemployment growth at 3%, unemployment below 5%, Seattle continues to perform well above the national average.  Amazon continues to grow by adding over 700,000 square feet of office space in the CBD.  Boeing Commercial Airplanes captured 17 billion of net orders during the quarter and the backlog has now reached a new record high of 377 billion.  This represents 5,200 aircraft and equates to approximately seven years of production.  Rent growth in Seattle has again led by the east side with year-over-year rent growth above 9%.  Seattle CBD at 5% is underperforming the rest of Seattle as supply continues to impact our properties operating in this market, particularly the A product.  Given the concentration of expected deliveries in CBD this year, and a similar number next year, we don’t expect to see additional rent growth in this submarket in the near term.  However, please keep in mind that the CBD market comprises less than 20% of our total same store portfolio in Seattle and less than 4% of the total Essex same store portfolio.

Now, looking at Northern California, job growth in Northern California was 3.2% for June, with San Jose leading the way at 3.4%.  Google recently announced an additional 336,000 square foot office in San Francisco, and the Silicon Valley has a year-to-date absorption of 1.3 million square feet of commercial space with another 3.5 million under construction.  Levi Stadium, home of our San Francisco 49ers, opened this past weekend, and development around the stadium is currently planned for up to 8 million square feet of commercial retail, hospitality, and housing, and in the East Bay, Amazon announced plans for a 574,000 square foot distribution center.  So, all of this activity continues to fuel the jobs in the greater Bay Area.

Economic rent levels continue to outperform in all submarkets, with San Jose, San Francisco, and Alameda leading the way with year-over-year growth north of 10%.  These markets have had little trouble absorbing new supply thus far in 2014, despite relatively higher deliveries in San Francisco and San Jose than we’ve seen in prior years.  We continue to believe that the demand is comfortably outpacing the supply.

Now, finally, in Southern California, Los Angeles, Orange County, San Diego, all posted year-over-year job growth in June above 2%, and LA’s jobless rate has dropped to 8.1%, compared to 8.7 in March.  Orange County’s employment growth was tempered somewhat by layoff announcements from Allergan and Broadcom, while job additions in Los Angeles are coming from education and health, professional business service sectors, with the information sector growing 6%, which is the highest growth post-recession.  Commercial activity improved during the quarter, as Orange County absorbed 1.1 million square feet of office, and another 500,000 square feet of office projects are under construction within just a few miles of our Hollywood and mid-Wilshire assets.  We saw rent growth accelerate in all of our Southern California properties beginning in April and continuing through July.  As of the end of July, year-over-year economic rents were at least 6% higher in Los Angeles, Orange, San Diego, and Ventura Counties.  Modest deliveries and steadily improving jobs picture should help to continue respectable economic rent growth in the broader region.

So, beyond the strong markets and healthy outlooks across the entire portfolio, I’m encouraged even more now that I have seen the new Essex team work together to achieve excellent results during a demanding and anxious transition period.  I am eager to work through the balance of the integration in order to realize true team unity and put Essex in a position to deliver top-tier results again next year.

Thank you for your time and support, and I’ll now turn the call over to Mike Dance.

Michael T. Dance:                                             Thanks, Erik.  Today, I will provide commentary on our second quarter results, the revisions to our guidance to core funds from operations, review changes to the income statement presentation in the supplement, and will close with a few remarks on the balance sheet.

The second quarter exceeded by $0.08 the midpoint of our guidance range for core FFO per share.  This outperformance was predominantly from better-than-forecasted property operations, as we saw strong net operating income growth in all three regions, and have revised the midpoint of same property NOI growth to approximately 8%.  Our revised full-year forecast for revenue growth of 6.6% at the midpoint does not represent decelerating rent growth.  It simply reflects the seasonality of our business with the highest rent growth occurring during the months beginning in March through July.

Please recall that in 2014, we also have a very difficult second half comparison to the second half of 2013.  In the second half of 2013, we achieved greater than 6.5% rent growth compared to the second half of ’12.  For the second half of ’14, the year-over-year rent growth for the same property BRE legacy portfolio is expected to be slightly better than the year-over-year same property rent revenue growth in Essex portfolio as a result of the forecasted gains in occupancy at the legacy BRE communities.  We expect to achieve similar financial occupancy in the two portfolios by the end of the year.

The midpoint of our same property operating expenses increase remains unchanged at 3.5% for 2014.  On our last conference call, we actually forecasted second quarter same property expenses to increase by 5%, compared to the actual results of 3.1%.  This $0.02 per share savings in expenses was due to timing, and we are now forecasting these expenses to occur in the second half of the year.

Moving on to our guidance change, we have increased the full-year core FFO per diluted share by $0.09 to a midpoint of 8.39 per share, resulting in core FFO growth of nearly 11% for the full year.  The guidance change was limited to $0.09, as our original estimate—as our original guidance—first, we already assumed robust revenue expectations for the second half of the year; second, our expectations for the timing of operating expenses previously noted; and lastly, general and administrative costs should increase over the Q2 run rate, based on anticipated increases to headcount and incentive compensation tied to achieving the forecasted results.

Now I want to review the changes to accounting that impacted the financial information included in our supplemental presentation this quarter.

First, we reduced general and administrative costs by approximately $1.4 million, with the development and redevelopment fees paid to Essex from our co-investment partners.  In Q1, we had approximately $1 million in development and redevelopment fees which were accounted for as revenues in Q1, but in Q2 we have reclassified the prior quarter’s expense—revenues as an offset to general administrative expenses to be consistent with this quarter’s presentation.  This accounting change has no impact on FFO and will reduce the fluctuation in management fee income and G&A expenses that occur, solely based on whether the development communities are owned on balance sheet or partially owned with partners.  By accounting for these fees as an offset to G&A, our overhead costs will be more comparable between quarters.  This accounting treatment depicts the economic reality that these fees are principally reimbursement for the cost of providing these services to our partners.

The second change is that we have temporarily discontinued the allocation of the cost of G&A activities related to property and asset management fees as a separate expense line item on the income statement.  Again, this accounting change has no impact on FFO results, and the allocations will be revisited after we merge the Essex and BRE accounting systems in the fourth quarter.

The third accounting change was noted in our press release and relates to the accrual of the utility reimbursements from residents.  This receivable was becoming material and is considered a preferred accounting method than the accounting for the revenues on a cash basis.  This change resulted in a one-time increase to revenue and FFO of 1.8 million, which has been excluded from the same property revenue and excluded from core FFO.

The last change was mentioned on our Q1 conference call and was contemplated in our revised guidance provided in Q1.  Essex has adopted the BRE’s accounting, which follows generally accepted accounting principles; the amortization of lease concessions over the initial lease term.  This accounting only applies at Essex when it is offered to new residents at a development community.  This change increased FFO by $0.01 (ph) in the second quarter and reduced the dilution from the development pipeline.  The accounting change will also better reflect the effective rent growth from these communities when the assets enter the same property portfolio.

I will now wrap up with a few comments on our balance sheet.  As a result of the merger, five of the six debt metrics presented in our supplement on S6 have improved over the same metrics prior to the merger.  As we successfully lease up the development communities and grow the net operating income in the same property portfolio, we are on plan to reduce the total debt to annualized EBITDA to below seven times before the end of March 2015.  Year-to-date, we have issued 366 million on equity to match fund our external growth opportunities, and we are committed to a strong balance sheet, as demonstrated by reducing our line balance in April by issuing $400 million of unsecured bonds with a 10-year maturity.

This end my comments and I will now turn the call back over to the Operator for questions.

Operator:                                                                    Thank you.  We will now be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment, please, while we poll for questions.

Thank you.  Our first question comes from the line of Nick Yulico with UBS.  Please proceed with your question.

Nick Yulico:                                                            Turning first to BRE; a couple questions.  Should we assume that the second half BRE same store numbers and growth looks similar to what you achieved in the first half of the year, since you mentioned you still had some of the occupancy benefit coming?

Michael T. Dance:                                             Yes, this is Mike Dance.  We’re looking at about 6.6% revenue growth year-over-year for the second half of ’14 compared to ’13, primarily, as you mentioned, due to the occupancy gains that we can achieve in that portfolio that we’ve already achieved in the Essex portfolio.

Nick Yulico:                                                            Okay, and then if I turn to, you know, page S7 in the supplemental, you give the legacy BRE property revenue, NOI, et cetera.  If I do the math, it looks like the margin on the BRE portfolio is like 64.5% and your same store margin 69%.  How should we think about that gap and how much do you think you could close there?

Michael T. Dance:                                             That’s predominantly Proposition 13 write-ups in their portfolio so those were basically estimating Prop 13 at this time, based on advice we’re getting from consultants, but that’s to be determined.  We think we’re doing a good job estimating those, but more to tell as we get supplemental tax bills from the county assessors.

Nick Yulico:                                                             Okay.  Then, just lastly, on the development pipeline, can you remind us where you think the expected yields are on the pipeline underway today, and then separately for what was just completed in the second quarter; and I was also hoping to get updated thoughts on Wilshire La Brea, that’s a bigger asset, how you think about the stabilized yield there, and what the NOI contribution might be for 2014, since you still have some lease-up.  Thanks.

Michael T. Dance:                                            This is Mike Dance.  Let me just comment briefly on the BRE portfolio and then I’ll hand it back to John or Mike on the Essex portfolio.  On the BRE portfolio, as part of business accommodation accounting, we’re required to assign fair values to all of the assets, and when we look at the state of completion there relative to cost to complete, the assets that are delivering in 2014, we pretty much bought in at a low floor cap rate, so those will be stabilized in the low floor rate plus the rent growth we’re achieving in those markets.

I’ll let John or Mike now talk about the Essex portfolio.

John D. Eudy:                                                          Hi, this is John Eudy.  On the existing portfolio on the Essex side, the cap rates we have estimated on our stabilization is in the mid to high 6 range, and the ones that we turned over to operations fully this quarter were actually slightly on the high side of that range.

Nick Yulico:                                                             All right.  Thanks.

Michael J. Schall:                                              Nice work, John.

Operator:                                                                    Thank you.  Our next question comes from the line of Nick Joseph with Citigroup.  Please proceed with your question.

Nick Joseph:                                                           Thanks.  When do you expect the same store revenue growth gap between the legacy Essex and legacy BRE portfolios to only reflect the different submarket allocation and not redevelopment contribution, the occupancy gains you talked about, and other income differentials?

Michael J. Schall:                                             Hi, Nick.  This is Mike Schall.  I’m not sure there’s a real easy answer to that, because we approach each part of the businesses separately.  I think we’ve reported on in prior calls that we have discontinued a lot of the redevelopment activity on the BRE side pending, you know, transferring it over to the Essex way of looking at things.  Just to give you an idea of what differences there are, we take an asset-by-asset approach on redevelopment, we look at each asset separately within its market, try to determine what things we get paid for and what things we just want to turn.  We don’t use a cookie-cutter approach, we use a customized asset plan for each one.  So, we expect to start layering in redevelopment activity back into the BRE portfolio sometime in the third quarter.

Actually, there’s one large asset in Emeryville, that there was some significant damage that was subject to an insurance claim, where BRE got $20 million back.  We’re going to do an extensive rebuild, you know, reconstruction on that and pull it out of the same property pool, for example.  But, I guess to answer the question, it’ll probably take a year before there’s a full redevelopment, you know, plan on the BRE side.  It’ll start right away, but it will be building up over the next year.

Does that answer your question?

Nick Joseph:                                                          That does, thanks.  Then, just going to the acquisitions you mentioned, primarily in Northern California, is that a result of more assets on the market there, a strategic decision to grow that market, or shorter term opportunity you see?

Michael J. Schall:                                             It’s really all of the above.  We try to find the best markets, obviously, we try to measure growth rates, cap rates, try to look for the best opportunities within our portfolio.  I’d say, as a general rule, the lowest risk and highest return opportunity is still in redevelopment.  However, moving large dollars in redevelopment is difficult, because of what I just said, which is, you know, a specific asset-by-asset planning process, and it is difficult to deploy redevelopment dollars in a high-quality manner without trying to have just basically systematic redos of many things.  So, we’re going to continue to be focused on redevelopment, we think that that is our highest total return, but we’re not going to be able to move huge amounts of money in that area.

Within the development side, we want to continue to be a developer, an active developer.  We got up about as high as 10% of enterprise value in our development pipeline at the bottom of the cycle and we think at this point in the cycle we’re unable to exactly figure out what’s going to grow faster, NOIs or construction costs, and, therefore, we’re going to be more conservative at this point in the cycle and we may reduce our development exposure to somewhere around 5% of enterprise value, just to give you some idea, and so we’ll find opportunities within that spectrum, and we continue to see some pretty interesting development deals that we’re working on.

Then, so, finally, on the acquisition side, we still think Northern California and we’re comparing a lot of deals back and forth.  We have passed on some deals in Southern California.  We have gravitated to, rather than, let’s say, the super A market within Northern California, finding opportunities that might be in a B plus city, near a transit-oriented site, transit-oriented district, where someone can get on, for example, BART or light rail and commute into town, because we believe, given how expensive it’s getting in some of the core areas, that there’s a logical transition to still good locations that have good transit options as being the best total return in the acquisition area.  Does that make sense?

Nick Joseph:                                                          It does, and then, I guess, just between kind of those A locations and the B plus locations, what kind of growth differential are you underwriting?

Michael J. Schall:                                                      Well, again, this is the important distinction.  I mean, typically, as you a come out of a recession, the A areas are going to grow the fastest and the B areas are going to essentially get the benefit of the second wave, and so we think we’re in that second part of things.  We’re actually—if you look at our own results, you’ll see Alameda County, for example, which is mainly the B assets, growing actually better than some of the A areas.  So, we’re starting to see the transition from really expensive areas, people being forced to move out of the really expensive areas, and that is benefiting, again, the still good areas, but, you know, not downtown San Francisco, for example.

Nick Joseph:                                                           Great.  Thanks.

Michael J. Schall:                                              Thank you.

Operator:                                                                   Thank you.  Our next question comes from the line of Alexander Goldfarb with Sandler O’Neill.  Please proceed with your question.

Alexander Goldfarb:                                        Good morning out there.

Michael J. Schall:                                              Hey, Alex.

Alexander Goldfarb:                                         Hey, how are you?

Michael J. Schall:                                              Good.

Alexander Goldfarb:                                        Just quickly, just some questions here.  The turnover difference between BRE and Essex, if you could just comment a little bit more on this.  Was this more the way that the BRE tenants were managed from Corporate or was there a more active approach to try and, I don’t know, I guess not retain people, if you could just give some color, and, you know, just because that seems rather glaring; and then also maybe a little bit on what the duration difference was, if you guys are going for 11.5—I think you said you’re going for 11.5, or maybe it’s now 11.5, but if you could just give some color on the difference of the duration strategy.

Erik J. Alexander:                                            Hey, Alex, it’s Erik.  I think one of the biggest drivers was not so much the focus, I think BRE, like everybody, wants to retain people as much as they can.  I think the strategy of how—what you offer the residents in terms of their length of stay, and so what we saw, you know, as Essex is in the 11.5 average term range on the renewals, and for the past 18 months the BRE portfolio had seen closer to 10-month renewals, and that was really based on the offers, the offers favored a 10-month renewal, where typically the renewals in the Essex portfolio favored a 12 or a 13-month lease, from a pricing perspective.  So, what we saw in June and July was the result of changing that, trying to push the longer term lease with an eye on managing our lease expiration, so we set ourselves up good for next year and just get in a better position for pricing.

Alexander Goldfarb:                                        Okay.  So, there wasn’t like an active part on BRE to get people to move out.  It was more just how they did their duration of the lease renewal?

Erik J. Alexander:                                             Yes, I don’t believe there was an active plan to try to move them out.

Alexander Goldfarb:                                       Okay.  Then, on the operations side, if we just use, you know, EQR Archstone as sort of a template, it seems like there are two stages to getting synergies.  There’s one, the initial, which you guys have outlined and sounds like may take a year, and then there’s the next stages, which is as you operate the portfolio, the properties in close proximity, there are efficiencies that you get above and beyond.  So, can you just give us a sense for sort of—if you take sort of on a 1 to 10 scale and say 10 is full integration, everything going, how much do you think you will integrate over the next year for efficiency improvement, and then how much—by default, you know, what you think is then left over the longer term?

Michael J. Schall:                                              Hey, Alex, it’s Mike Schall.  That’s an interesting question.  I would say that this first year is going to be picking-the-low-hanging-fruit-oriented, which means lowering the turnover ratio, focusing on occupancy, building pricing power, training the people so we all think alike and approach the business the same way, implement all the systems and the integrations so that we are one company.  An interesting note during the quarter was it took us a couple months to reconcile the definition of financial occupancy, because they were different between the two companies, for example.  So, there’s a tremendous amount of detail and we’re trying to work through that.  I think that’s going to take a good year.

We are at the same time accumulating lists—and Mr. Burkart has a lot of this and he may want to comment—creating lists of opportunities that we see that we want to pursue at some point in time down the road, when we get back to just, you know, I referred to in my comments as sort of a re-visioning of how we provide the service, and, again, given the proximity of properties in certain clusters—you know, notably in my call, North San Jose and downtown LA—we know that in certain cases, for example, price optimizers compete with from property to property without considering that the same owner may own both, for example, and situations like that have got to be resolved.  I think we get to none of that during this first year.  We may want leasing offices that are open until 9:00 at night within the main clusters, for example.  We may want more specialized maintenance so that you have sort of a cluster maintenance group, some which are highly skilled in plumbing and other—variety of other tasks.  Essentially, all that stuff that’s out there, that is the broader how we are going to provide the service in the future, we will not get to in this first year.  We are, as a general statement, really busy trying to keep our eyes focused on the things ahead of us.  We all recognize that these are not annuities, they are businesses.

The world changes quickly, as we saw in our mea culpa moment in Q3 2011, which lives in infamy around here, and we remain vigilant in trying to make sure that we react appropriately to changing conditions, that the communication up and down the organization is appropriate, that we’re monitoring things appropriately with reports, and that we are prepared to react if conditions change.

Alexander Goldfarb:                                         Okay, okay, that’s helpful.  Thank you, Mike.

Michael J. Schall:                                              Thanks, Alex.

Operator:                                                                    Thank you.  Our next question comes from the line of Jana Galan with Merrill Lynch.  Please proceed with your question.

Jana Galan:                                                              Thank you.  I was wondering if you could provide an update on condo conversion activity in your markets this summer.

John F. Burkart:                                                Sure.  This is John Burkart.  As it relates to—let me talk about condos in general.  So, clearly, when we look at the markets, in all of the markets, the condo pricing is moving as it is in most of the for-sale housing.  The hottest market, no doubt, is San Francisco.  San Francisco, Bosa’s actually building a couple of towers, one in San Francisco and a couple in Seattle.  To put it in some context, the San Francisco tower of 267 units, about 200 of them have sold out in a very short period of time.  Compare that to, say, Seattle, where they’re selling about 15 a month for a 700-unit tower.  So, all of the markets, it’s moving forward.  San Francisco, it’s at its closest point.  However, we’re still not at the point where it’s, you might say, frothy, at the point where we would say it makes sense to convert, because at the same time as we have the condo price moving, we also have rents and apartment values moving.  So, again, it’s not a just condo price issue, it’s a where is the arbitrage opportunity where we can find the chance that someone will pay, perhaps, a half to a cap more for our apartments and value it as a condo.  So, we’re not quite there yet.  We’re monitoring it very closely.  We’re engaged in numerous conversations and we’ll react, as Mike says, to the market when it—as it gets there, but it’s definitely moving forward.

Jana Galan:                                                              Thanks, John.  And, Erik, I’m sorry if I missed this in your comments.  Did you provide move-outs to home ownership this quarter and maybe an update on rent to income?

Erik J. Alexander:                                            No, I hadn’t provided that.  It hadn’t materially changed since the last quarter.  It stands around 11% for the portfolio overall, highest in the Pacific Northwest and lowest in Southern California.

Michael J. Schall:                                             This is Mike.  Let’s see, rent to median incomes, you know, not a whole lot of change there.  We track the current rent to median income against the long-term average from 1990 to 2013, and those relationships look pretty healthy.  I’ll go through a couple of them for the sake of discussion.

In Seattle, for example, rent to median income, because incomes are doing very well in Seattle, 16.9% versus the long-term average, 1990 to 2013, of 17.4%, so that looks good.  San Francisco, currently at 25.1%, against a long-term average of 24.4.  San Jose, 20.8% versus 20.3% long-term average.  Let me do one more.  LA, 20.4% currently, against 22.4 long-term average.

Again, I think the thing that is different about the West Coast is we are adding so many jobs that are professional in nature, that have high income levels, and it has the effect of pushing income levels up, and therefore the affordabilities are not becoming stretched.

Jana Galan:                                                               Great.  Thank you very much.

Michael J. Schall:                                              Thanks.

Operator:                                                                   Thank you.  Our next question comes from the line of David Toti with Cantor Fitzgerald.  Please proceed with your question.

David Toti:                                                                 Thanks.  Good morning, guys.

Michael J. Schall:                                              Good morning, David.

David Toti:                                                                 I just have two simple questions.  I might have missed this, but the portfolio metrics were a little odd in that turnover declined.  Occupancy was relatively stable but concessions rose, which I was a little surprised.  I would think that that number would follow turnover.  Can you just provide a little bit of detail on that dynamic?

Erik J. Alexander:                                             I might not be clear on the concession part.  If you’re referring to the…

Michael J. Schall:                                             They rose nominally.  I mean, they didn’t rise a lot, and I think most of it was one asset that is competing against a new community, or actually several new communities—I think it was the 5600 Wilshire asset.  So, I think that accounts for almost all of the concession number, right, Erik?

Erik J. Alexander:                                             Yes, that was a big concession number.  (Cross talking).

Michael J. Schall:                                              I’d also comment that again the turnover number, where BRE’s was in the, what, 63% range, I mean, that’s a function of a high turnover, high lease expiration period during—intentionally during the peak leasing season and it takes time for us to bring that number down.  We have to be there for a full cycle of implementing our view of how you do renewals and a little bit longer lease terms, as Erik mentioned, and a variety of things.  So, again, some of these things just take time to implement.

David Toti:                                                                Okay, that’s helpful.  I was just curious on the mechanics.  My other question—and this is maybe for Mike Dance.  I would have thought we’d see greater levels of dispositions given asset pricing.  How are you guys thinking about asset sales relative to other costs of capital, in terms of sort of a funding source, and why aren’t you sort of—why aren’t you maybe disposing more at this point in the cycle?

Michael J. Schall:                                              Hi, David, it’s Mike Schall.  It’s a topic that we are talking about a lot these days, but I would suggest to you that we have done the calculations and we have concluded that using a combination of stock and debt on a—essentially a balance sheet—near balance sheet-neutral type of basis is better than using recycled asset proceeds, and there’s a couple of caveats to that.  One is that we, all things being equal, don’t want to operate in Phoenix, and so there is a pretty good likelihood that we will sell out of that market, and the other caveat is keep in mind that, because of Prop 13, the buyer and seller essentially have different cap rates, because the buyer is going to have a reassessment and therefore his NOI is going to be lower than it is on our books, and, therefore, that acts as an impediment, in effect, to sell, not—and, again, not that we won’t sell, we’re just going to be careful about time, but in our view, right now, with debt costs rallying 50 basis points or so and the stock hitting all-time highs, we are better off issuing stock to fund new acquisitions than using dispo proceeds.

David Toti:                                                                  Great.  I can’t say I disagree.  Thanks for the detail.

Michael J. Schall:                                              Thanks.

Operator:                                                                   Thank you.  Our next question comes from the line of Rich Anderson with Mizuho Securities.  Please proceed with your question.

Rich Anderson:                                                    Thanks and good morning.

Michael J. Schall:                                              Hey, welcome back, Rich.

Rich Anderson:                                                    Hey, thanks, Mike.  So, just a couple questions on BRE.  What is the difference between their second and third quarter lease expiration schedule now versus yours?

Erik J. Alexander:                                            This is Erik.  So, the third quarter has a higher turnover expiration than Essex, so we were—they were 63% in the second quarter and we were in the low 50s the last couple of years.  That profile was 70% for BRE and kind of mid-50s for Essex.  So, we’re seeing basically the same thing and we’re doing—like I said, we’re offering the longer term leases and we’re doing some advanced renewals to try to bring that all under control, and I think that the physical occupancies so far are evidence that it’s working.  The fourth quarter is more similar to ours and we don’t expect a big issue there.

Rich Anderson:                                                    That’s actually good information but not quite the question I was asking.  When it comes to, like, the percentage of your leases expiring in the second and third quarter—I’m sure it’s more than 50% of the total, right, you try to target that—what is that number for Essex, not turnover but just the raw expiration, and what is the number for BRE?

Erik J. Alexander:                                             I’m sorry, Rich.  I’ll have to get back to you with a specific number for both those portfolios.

Richard Anderson:                                           Okay.  Mike Schall, or whomever, when you think about the combination of BRE, they bring more Southern California to the mix at the margin than you had originally.  Do you think that that’s a particular opportunity, given that Southern California hasn’t started to have that ramp-up yet, or is that kind of just splitting hairs?

Michael J. Schall:                                            That’s another good question.  In a normal world, I would think that we would expect Southern California to have that ramp-up, but I think this is a very unique recovery period.  This recovery period is really being dominated by tech, life sciences, and energy, and that, we think, is going to continue to favor the north, Seattle and Northern California, whereas Southern California is more of a diversified economy, and we think it will still do well, but unless the recovery broadens out, or let’s say until the recovery broadens out, we think that we have a distinct advantage in Northern California and Seattle.

Obviously, we don’t know and we’re trying to, you know, make decisions that are going to benefit the Company over the long haul.  I still think Southern California is a very, very strong market, very limited supply, we still think good things are going to happen in Southern California, and, actually, I’d also mentioned, because of the tech and life science influence in Northern California, it can be—and Seattle, it can be a little more volatile than Southern California overall.  So, I think having a balanced portfolio, as we have, and as you know, we—of the 4,175 units that were used to form a joint venture, they were predominantly Southern California-focused, so that we maintain more of the Northern California/Seattle flavor to the overall portfolio, and we think that that’s about the right balance at this point in time.  Again, it could change in the future depending upon what happens in the broader economy.

Rich Anderson:                                                     Okay.  Then, on the topic of synergies, last quarter you had operating G&A synergies ranging from 24 to 27 million for a full-year run rate.  You beat—on the BRE side in the second quarter, you mentioned $0.02 better than expected.  How come you didn’t adjust the synergy target, or did you and you’re just now waiting for somebody to ask?

Michael T. Dance:                                             Rich, it’s Mike Dance.  There are a number of vacant positions in G&A that we’re going to be filling here in the second half of the year.  So, I believe it was some of the turnover that wasn’t expected, we’re going to be filling those positions.  So, that, and I think I mentioned in my remarks that we’re having a great year and we’re hoping that we get rewarded for that in compensation level, so that is going to also be adding to the second half of the year’s G&A.

Rich Anderson:                                                     So, the operating is outperforming, G&A might be a little bit higher and the net is no change at this point?

Michael T. Dance:                                              That’s right.

Rich Anderson:                                                     Okay.  Then the last question, Mike, for you then, did you give any consideration to the accounting change, in particular, the amortization of concessions over the life of the lease, moving in that direction, did you give any consideration to taking it all upfront?  I’m just curious what your thought process was for not doing it that way.

Michael T. Dance:                                              We are doing lease concessions on GAAP for the development communities.  That’s where it’s material.  Again, it’s a lot of work.  We’re not doing it for the same property portfolio.  We decided to make that change when we looked at all the BRE assets that were being delivered in 2014.  So we are—we did change our policy to recognize concessions upfront and amortize that over the initial term of the lease, and that did benefit Q2 by about $700,000 in FFO.  So, that was all contemplated in Q1’s guidance.  Does that answer your question?

Rich Anderson:                                                     Yes, that’s fine.  All right, thank you very much.

Michael J. Schall:                                              Thanks, Rich.

Operator:                                                                    Thank you.  Our next question comes from the line of Haendel St. Juste with Morgan Stanley.  Please proceed with your question.

Haendel St. Juste:                                             Hey, guys.  Thanks for taking my question.  Erik, I guess I wanted to get some color from you on the Essex same store revenue growth in Southern California, well above your peers.  I’m just curious how much of that would you say is location and price point driven versus upside in the BRE portfolio?

Erik J. Alexander:                                           Yes, I think it’s some of all of that.  We had good results in Ventura County, where we moved occupancy in the first quarter, so we got some price gains there.  Los Angeles, I think, you know, fundamentally, has been better, I think evidenced by some of the lease-up activity that I mentioned, so that’s carrying over into our stabilized assets where we’re seeing some better pricing.  Then, we have made occupancy gains, I think, particularly, not just in the BRE portfolio but also in Essex San Diego.  So, all those things have contributed.

Haendel St. Juste:                                             Okay, and one or two more for you while you’re there.  Overall turnover in your portfolio is relatively unchanged year-over-year, but we did see almost a 10 percentage point year-over-year decline in Seattle.  Is that you guys being more cautious sort of given the ramping supply you referenced earlier in the call in the Seattle metro area, and then given the near-term outlook for Seattle you provided also earlier, could we perhaps see SoCal revenue growth exceed Seattle’s by perhaps next year this time?

Erik J. Alexander:                                            So, in the first part, the turnover was a little higher in Seattle last year due to some renovation activities that are not the same this year, and then we also see a higher conversion this year on renewal offers in Seattle, part of that related to our renewal strategy and some of the self-limiting increases that we’ve set.

Then, with respect to Southern California beating Seattle, next year did you say?

Haendel St. Juste:                                              Well, maybe you tell me.

Erik J. Alexander:                                            What I’m hoping for is that it ties the same level that Seattle is this year.  We’re both enjoying that kind of growth.  But I do think that you’re seeing maybe a little more consistency in the growth in Southern California, very anxious to see how the third quarter turns out, and hope that this is less bumpy and more sustainable and that it moves towards those levels.

Haendel St. Juste:                                              Okay, last one now, speaking of renewals, and maybe I missed it, but could you give us the new and renewals, perhaps by region, if you could, for 2Q, and then also the early reads—well, July actuals and early August, what you’re asking for?

Erik J. Alexander:                                            Yes, the early—sorry, the August and the September is 6.5 for the Essex portfolio and 5.7 for the BRE portfolio, and I think I had commented in the—in my comments about the second quarter being 6.3 overall for Essex.  That number for BRE was 5.  Again, that’s probably a little bit lower than it would have been, but, again, we’re pushing a renewal strategy to extend leases, to reduce turnover, to bring that occupancy up and get into a better position later.

Haendel St. Juste:                                              Could you, perhaps, give those by region, the renewal and new for the—during the quarter?

Erik J. Alexander:                                             I don’t have it right in front of me, Haendel.

Haendel St. Juste:                                              Great.  All right, we can follow up.  Thank you.

Michael J. Schall:                                              Thanks, Haendel.

Operator:                                                                    Thank you.  Our next question comes from the line of George Hoglund with Jefferies.  Please proceed with your question.

George Hoglund:                                               Hi, guys.  Most of my questions have been answered, but I guess one thing.  I’m looking at your preferred equity investments.  Is there the chance that any of those might turn into acquisition opportunities over the next 12 months?

Michael J. Schall:                                              Hey, George, it’s Mike Schall here.  You know, I don’t know what the opportunity to do that, it’s obviously on our mind, and part of the reason that we are in that business, not just for the return, but to be part of the discussion at the term of the preferred equity investments, but at this point in time there are no discussions ongoing about taking any of them out.

George Hoglund:                                                 Okay.  Thanks, guys.

Michael J. Schall:                                              Thanks.

Operator:                                                                    Thank you.  Our next question comes from the line of Michael Salinsky with RBC Capital Markets.  Please proceed with your question.

Michael Salinsky:                                             Good afternoon, guys.  Erik, you gave a whole bunch of leasing statistics just at quarter end.  Where is the loss to lease there?  I didn’t talk about moderation, but are you seeing that gap actually widen as you’re capturing a lot of this rent?

Erik J. Alexander:                                            Yes, we are.  It’s getting pretty big.  I mean, July has been a good month, and for Essex, it’s around 8%, and for BRE, it’s just shy of 6%, and it’s a double-digit number in the Bay Area.  So, yes, it’s growing.

Michael Salinsky:                                             Impressive.  Second question.  I believe you talked a little bit about redevelopment, but now that you’ve got the portfolio for four months, you know the properties a little bit better, you’ve got a handle on the lease-up, what’s kind of the scope or scale you see of redevelopment opportunities across the BRE portfolio?  Is it greater than that of the Essex portfolio?

John F. Burkart:                                                 Mike, this is John speaking.  It’s actually pretty similar to the Essex portfolio overall.  However, the BRE assets are a little bit newer.  So, Essex, we tend to have a little bit more infrastructure, you know, plus the outside finishes, and for BRE, it’s a little bit more of the outside finishes, but the opportunity is pretty significant.  As Mike said, we’ve had teams of people go through each and every asset, we’ve had multiple off-site meetings and we’re really rolling it into our portfolio plan we expect to come out over the next year, and it will be about the same level as what we’re doing with the Essex portfolio right now.

Michael Salinsky:                                             Okay, that’s helpful.  Third question, possibly for Mike Schall.  The 385 million you referenced, I mean, how should we think about that?  Is that mostly B property, is that A property?  What’s kind of the acquisition strategy right now?  Is there a focus on A versus B or is it really more submarket driven, no differential between A versus B right now?

Michael J. Schall:                                              Yes, it’s actually a little bit more submarket driven at this point in time.  There were assets that traded that we dropped out of the bidding process when the cap rates for—I would say these are A assets and A locations—went sub-four.  We’re really not all that interested in participating in some of those transactions, and, again, we would rather play this—what typically happens when you have a very tight apartment condition, where people are forced to move out to the next area.  So, we’re trying to go to transit-oriented areas in still good cities, that are still near the jobs and where rents are lower and cap rates are higher, and try to anticipate that trend of people that will be moving out, or will not be able to find an apartment in the best areas and they’re willing to get on a BART train or whatever and commute in.

Michael Salinsky:                                             Okay.  So, this is more suburban-type product that you’re acquiring here?

Michael J. Schall:                                             I’ll give you an example.  A couple of these buildings are within 10 miles of north San Jose, where all the jobs are, for example.  We’re not talking about going to the hinterlands.  We’re talking about going to good cities, Fremont, for example, again, with transit options, given that the traffic in the Bay Area is becoming more problematic over time, and again we’re trying to find those places where people want to live, offer a good quality of life, can access the employment nodes, and provide the appropriate return to us.

Michael Salinsky:                                            Okay.  Then, finally, at your Investor Day last year, you provided a three-year outlook that assumed pretty healthy growth there.  The growth that we’re seeing obviously is tracking above that.  Are you seeing growth in addition to what you had expected or are you seeing a compression of the cycle?

Michael J. Schall:                                             That’s—you know, I think that they can work together.  I’m not sure that you’re seeing compression in the cycle.  We would expect a longer cycle, as we suggested there.  We went back and looked at all the recovery periods for the last 50 years and we concluded that when you have major financial recession-type periods, the recovery periods tend to be longer, and we certainly think that that is a key part of this.  The other part of it, though, is what’s going on with incomes?  I mean, as long as incomes continue to grow, and the overall affordability equation is tolerable to the consumer, we think that this can go on longer than we might otherwise have expected.

I think the difference between this cycle and several of the previous cycles are the number of high-quality high-paying jobs is different.  The amount of wealth that is being created is also different, in that you have companies that are very profitable, as opposed to if you go back to, for example, the late ’90s, where you had companies with no operating history whatsoever, that were able to raise a billion dollars in the market and operate a (inaudible) type of company.  It’s a much different scenario to that.

I mean, we see at this point in time real jobs, income levels doing very well.  For example, the Microsoft announcement of 18,000 jobs essentially being let go, and somewhere around 1,500 of them in the Seattle area is what we’re expecting, a lot of these people are highly skilled, and again, there’s a number of companies that are looking for those skill sets.  We’re not sure exactly what impact that’s going to have, but I feel like it might be more muted than you might otherwise think, given the magnitude of the losses.

Michael Salinsky:                                             Great.  Thank you much.

Michael J. Schall:                                              Thanks.

Operator:                                                                   Thank you.  Our final question today will come from the line of Nick Joseph with Citigroup.  Please proceed with your question.

Michael Bilerman:                                            Final, wow, that’s a high hurdle.  It’s Michael Bilerman.

Michael J. Schall:                                              Michael.

Michael Bilerman:                                            Yes.  So, I noticed your marketable securities balance went up about $6 million to 106 million, and I wasn’t sure if that was the purchase of additional stocks, if that was increases in market value.  I know there’s a bunch of bonds in there, but there is, like, I don’t know, 22, $23 million of common stocks, and I didn’t know if that was something of a strategic opportunity on the come that we need to be mindful of.

Michael T. Dance:                                              Michael, this is Mike Dance.  I assure you it is not a strategic opportunity.  We do have a captive insurance company that continues to have no losses but continues to collect premiums.  That’s some of it.  Some of it’s increases in market values, but no strategic investment.

Michael J. Schall:                                              Just to be clear, Mike, the captive insurance entity, I think it has around $40 million in it…

Michael T. Dance:                                              Forty-five million.

Michael J. Schall:                                             Forty-five million dollars in it.  We have a tiered investment scheme which has—the first couple tiers are very safe, and then it becomes a little bit more, you know, discretionary and/or more like ETFs and that type of investment in those layers, but it’s really a function of that, wanting to remain liquid and have those reserves set aside in case there is a self-insurance type loss.

Michael Bilerman:                                            We spent a lot of time on this call talking about how you’ve been able to influence the BRE portfolio and processes and things like that, but I’m curious if there’s been any influence at all on the Essex portfolio from anything that you’ve been able to garner either out of operations or any other sort of discipline that came from looking at BRE that had some influence on the Essex properties.

Michael J. Schall:                                             Sure, there have been.  I mean, I think the information’s gone both ways.  I think we see a lot of it in the integration stuff.  The systems that we’re changing, we’ve adopted some of those things that serve our internal customers.  On the customer side, we’ll be adopting a customer care platform that was used by BRE, and a process that we think works well and we’ll adapt some ideas we have on that.  Some things related to utility bill-back, we’re looking at.  We’ve had some just great collaboration on stuff.  I met with a manager in Seattle who transferred from a BRE community to an Essex community and she said, “I just love the way you do this, this simple renewal.”  She said, “But gosh, there’s like 12 steps to get to the price.  I have some ideas on how you can fix that,” and I’m like, “All right, let’s get together and talk about that with the right people.”  So, again, people are really, I think, being encouraged and sharing ideas and I think that’s been a big part of the integration, is to constantly encourage that and don’t pretend that we have all the answers.  So yes, we’re definitely getting ideas from all the people that are involved.

Michael Bilerman:                                            Great.  Have a great rest of the summer.

Michael J. Schall:                                              Thanks, Michael.  You, too.

Operator:                                                                    Thank you.  At this time, I’d like to return the floor back over to Management for closing remarks.

Michael J. Schall:                                            Okay, thank you, Operator.  In closing, we thank you for joining the call.  This is truly an exciting time, if not exhausting time, at Essex.  We appreciate your interest in the Company and look forward to updating you again next quarter.  Good day.

Operator:                                                                   Thank you.  This concludes today’s teleconference.  You may disconnect your lines at this time, and thank you for your participation.